UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Palmetto Bancshares, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
6970622107
(CUSIP Number)

James J. Lynch	Copies to:
Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Michael P. Reed, Esq. DLA Piper LLP 500 Eighth Street, NW Washington, D.C. 20004 (202) 799-4229
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	6970622107

1	NAMES OF REPORTING PERSONS Patriot Financial Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,628,554

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,628,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,628,554

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 12 Pages

CUSIP No.	6970622107

1	NAMES OF REPORTING PERSONS Patriot Financial Partners Parallel, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,317,823

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,317,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,317,823

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 12 Pages

CUSIP No.	6970622107

1	NAMES OF REPORTING PERSONS Patriot Financial Partners GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,946,377

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,946,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,946,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 12 Pages

CUSIP No.	6970622107

1	NAMES OF REPORTING PERSONS Patriot Financial Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,946,377

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,946,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,946,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 5 of 12 Pages

CUSIP No.	6970622107

1	NAMES OF REPORTING PERSONS W. Kirk Wycoff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,946,377

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,946,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,946,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 6 of 12 Pages

CUSIP No.	6970622107

1	NAMES OF REPORTING PERSONS James J. Lynch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,946,377

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,946,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,946,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 7 of 12 Pages

CUSIP No.	6970622107

1	NAMES OF REPORTING PERSONS Ira M. Lubert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,946,377

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,946,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,946,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 8 of 12 Pages

CUSIP No.	6970622107

Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Palmetto Bancshares, Inc., a South Carolina corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 306 East North Green Street, Greenville, South Carolina 29601.

Item 2.	Identity and Background
The Schedule 13D is being jointly filed by the parties indentified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.
(a) - (c) The following are members of the Patriot Financial Group:
•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, James J. Lynch and Ira M. Lubert as general partners of the Funds and Patriot GP and as members of Patriot LLC.
The Funds are private equity funds focused on investing in community banks throughout the United States. The principal business of Patriot GP is to serve as the general partner and manage the Funds. The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, Patriot GP and Patriot LLC.
The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.
(d) During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 9 of 12 Pages

CUSIP No.	6970622107
(e) During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Patriot Financial Group beneficially owns an aggregate of 8,946,377 shares of Common Stock acquired at an aggregate cost of $23,260,580. The Patriot Fund holds 7,628,554 shares of Common Stock acquired at a cost of $19,834,240 and the Patriot Parallel Fund holds 1,317,823 shares of Common Stock acquired at a cost of $3,426,340. All of the shares were acquired with working capital of the Funds.

Item 4.	Purpose of Transaction
On October 7, 2010, the Patriot Funds entered into a securities purchase agreement (the “Purchase Agreement”) with the Company, incorporated as Exhibit 2 hereto by reference, whereby the Funds purchased, under the terms and subject to the conditions set forth in the Purchase Agreement, an aggregate of 8,946,377 shares of Common Stock at an aggregate cost of $23,260,580.
The shares of Common Stock were acquired for investment purposes on the belief that the shares of Common Stock represent an attractive investment opportunity.
Except as set forth herein and in connection with the Purchase Agreement, described in Section 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The percentages used in this Schedule 13D are based upon 46,617,255 outstanding shares of Common Stock as of October 8, 2010, as reported in the Company’s Registration Statement on Form S-1.
(a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 7,628,554 shares, or 16.4%, of the outstanding Common Stock.
Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 1,317,823 shares, or 2.8%, of the outstanding Common Stock.

Page 10 of 12 Pages

CUSIP No.	6970622107
Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 8,946,377 shares, or 19.2%, of the outstanding Common Stock.
(c) Members of the Patriot Financial Group had no transactions in the Common Stock in the last 60 days, except for the execution of the Purchase Agreement.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As of the date of this Schedule 13D, other than (i) the Purchase Agreement, which is incorporated by reference to Exhibit 2 hereto, and (ii) the Joint Filing Agreement, which is attached as Exhibit 1 hereto, none of the Patriot Financial Group is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated October 7, 2010 by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, James J. Lynch, W. Kirk Wycoff, Ira M. Lubert.

Exhibit 2
Stock Purchase Agreement, dated as of May 25, 2010, and subsequently amended as of June 8, 2010 and September 22, 2010, by and among Palmetto Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 25, 2010, Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 8, 2010 and Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on September 22, 2010 for the Stock Purchase Agreement, Amendment No. 1 and Amendment No. 2, respectively).

Page 11 of 12 Pages

CUSIP No.	6970622107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 7, 2010

PATRIOT FINANCIAL PARTNERS, L.P.
By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.
By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.
By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP, LLC., the general partner of Patriot Financial Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC
By:	/s/ James J. Lynch
James J. Lynch, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ James J. Lynch
James J. Lynch

/s/ Ira M. Lubert
Ira M. Lubert

Page 12 of 12 Pages